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                            March 5, 2021

       Mark C. Jensen
       Chief Executive Officer
       American Acquisition Opportunity Inc.
       12115 Visionary Way
       Fishers, Indiana 46038

                                                        Re: American
Acquisition Opportunity Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 5,
2021
                                                            File No. 333-252751

       Dear Mr. Jensen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 21, 2021

       Dilution, page 72

   1. You disclose positive tangible book value before the offering in the second paragraph on page 72; however, you
disclose negative tangible book value before the offering in the table on page 73.
Please revise your disclosure to eliminate the inconsistency.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mark C. Jensen
American Acquisition Opportunity Inc.
March 5, 2021
Page 2

       You may contact Tony Watson at 202-551-3318 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameMark C. Jensen                          Sincerely,
Comapany NameAmerican Acquisition Opportunity Inc.
                                                          Division of
Corporation Finance
March 5, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName